September 10, 2004



Via EDGAR and Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Barbara Jacobs, Assistant Director
            Rebekah Toton

            Re:  IQ Biometrix, Inc.
                 Preliminary Proxy Statement on Schedule 14A
                 Filed August 18, 2004
                 File No. 0-24001

Ladies and Gentlemen:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to IQ Biometrix, Inc. (the "Company") dated September 3, 2004, regarding the above-referenced Preliminary Proxy Statement on Schedule 14A and corresponding proxy card (the "Proxy").

         In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, an amendment to the Proxy to reflect the changes the Staff has requested. In addition, we are forwarding to you via courier two courtesy copies of the amended Proxy, marked to show changes from the original Proxy filed with the Commission on August 18, 2004.

         For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

----------

STAFF COMMENT 1:

         Please expand the caption of the proposal and the proxy card description to indicate that there will effectively be a four-fold increase in authorized shares if the proposal is approved. So shareholders fully understand this effect of the proposal, please revise the information currently provided in numbered paragraph 2 of page 6 so that the numbers of outstanding shares, shares reserved for specific purposes and shares unreserved and available for future issuances are provided in tabular form, under the current capital structure and under the capital structure following the reverse split..

RESPONSE:

         The Proxy has been amended as requested.

STAFF COMMENT 2:

         You state that effecting the reverse split will make it more likely that your common stock will be listed on NASDAQ's National Market System or on an exchange. To place this information in an appropriate context, disclose the "other conditions" that will need to be satisfied before your common stock would meet the minimum listing standards of the NMS or the exchange that you are referencing.


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Securities and Exchange Commission
September 10, 2004
Page 2 of 3


RESPONSE:

         The Proxy has been amended as requested.

STAFF COMMENT 3:

         In the first paragraph on page 7, you disclose that the company does not currently have a sufficient number of authorized shares to acquire Wherify. Tell us whether shareholders will have a separate opportunity to vote on that merger and whether management would be able to proceed with the merger in the absence of a shareholder vote. If the shareholders will not have a separate opportunity to approve the business combination with Wherify, the proxy statement should be expanded to include information responsive to Item 14 of
Schedule 14A, as though shareholders were voting directly on the proposed merger. In responding to this comment, please observe Note 1 to Schedule 14A..
Response:

         The Proxy has been amended as requested.

STAFF COMMENT 4:

         In your discussion of the principal effects of the reverse split, you state the purpose of the reverse split is not to reduce the total number of the stockholders and that the Company will continue to subject to the periodic reporting requirements of the Exchange Act. Please state the minimum number of record shareholders the Company will have immediately prior to the reverse split. Also, indicate the approximate number of the record shareholders who will be eliminated as a consequence of the cash-out of fractional shares, and state the approximate minimum number of post-split record holders .Expressly indicate that the reverse split will not result in a reduction in the number of record holders to less than 300 shareholders, or advise.

RESPONSE:

                  The Proxy has been amended as requested.

STAFF COMMENT 5:

         On page 7 you refer to Rule 14c-2. Since your filing is provided under
Schedule 14A and the consent from you seek from holders is defined as a "proxy" by Rule 14a-1(f), we do not understand this reference to rule adopted under
Section 14 (c). Please revise.

RESPONSE:

         The Proxy has been amended as requested.

STAFF COMMENT 6:

         Please confirm that you are familiar with and intend to comply with Rule 10b-17 in implementing the reverse stock split.

RESPONSE:

         The Company is familiar with and intends to comply with Rule 10b-17 in implementing the reverse stock split.


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Securities and Exchange Commission
September 10, 2004
Page 3 of 3


STAFF COMMENT 7:

         Expand the text on page 9 under the heading "Vote Required" to provide information responsive to Item 21(b) of Schedule 14A concerning the effects of abstentions and broker-dealer non-votes.

RESPONSE:

         The Proxy has been amended as requested.

         The Company acknowledges the following:

            1. The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A;

            2. Staff comments or changes to disclosure in response to Staff comments in the Preliminary Proxy Statement on Schedule 14A do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement on Schedule 14A; and

            3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter, the Preliminary Proxy Statement on Schedule 14A may be directed to the undersigned or the Company's legal counsel, Alisande M. Rozynko at 415-495-8900.

                                                       Sincerely,


                                                       /s/ Michael Walsh
                                                       -------------------------
                                                       Michael Walsh,
                                                       Chief Financial Officer

Enclosures
cc:  Mark Crone
     Alisande M. Rozynko
     The Crone Law Group